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                                                    SEC FILE NUMBER
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check One): [X] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR


       For Period Ended:  12/31/02
                        ------------------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

                        PART I - REGISTRANT INFORMATION

                      ELECTRONIC TRANSMISSION CORPORATION
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                            Full Name of Registrant

--------------------------------------------------------------------------------
                           Former Name if Applicable

                          15400 KNOLL TRAIL, SUITE 330
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           Address of Principal Executive Office (Street and Number)

                                DALLAS, TX 75248
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                            City, State and Zip Code

================================================================================

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

================================================================================

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The reasons form 10-KSB for Electronic Transmission Corporation could not be eliminated without unreasonable effort or expense due to the following:

1) Electronic Transmission Corporation has its headquarters in Dallas, TX. The annual audit of the financial statements for the Company was scheduled for the week of February 24, 2003 and began on February 24, 2003. On Wednesday, February 26 and Thursday, February 27 neither the auditors nor the contract Controller engaged by the Company was able to travel to the office of the Company to continue work on the annual audit. Due to scheduling conflicts beginning the week of March 3 on the part of both the auditors and the contract Controller engaged by the Company, completion of the audit and related financial statements was unreasonably hampered.

2) Electronic Transmission Corporation will disclose in its 10-KSB plans to seek strategic partners and/or an acquiring party seeking a controlling interest in the Company. The Company expects significant developments in this course of action that will become more concrete in the days and weeks following March 31, 2003. The Company believes its shareholders will be best served by a substantive disclosure of the events that will unfold in the days and weeks following March 31, 2003. The Company would undergo unreasonable expense to disclose the events transpiring in the days and weeks following March 31, 2003 by preparing a second SEC filing within fifteen days of the filing deadline for its 10-KSB.

================================================================================

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Fried Elliott                     972                980-0900
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                       ELECTRONIC TRANSMISSION CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                                    By
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002